Filed by Eagle Bulk Shipping Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Company: Eagle Bulk Shipping Inc.

Commission File No.: 001-33831

VESSEL MEMO

Dear Eagle Bulk Seafarers,

As you may have seen or heard, we issued a press release earlier today announcing that we have reached a definitive agreement to combine in an all-stock merger with Star Bulk Carriers Corp. (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes.

This is a strategic transaction which will bring together two of the most prominent publicly listed dry bulk shipping companies. The resulting combined company will be a global leader in sustainable dry bulk shipping, and boast a fleet of 169 owned vessels, including 37 Newcastlemaxes/Capesizes, 52 Post-Panamaxes/Kamsarmaxes/Panamaxes, and 80 Supramaxes/Ultramaxes.

The merger will be highly complementary for both organizations due to the composition of our fleets and parallel cultures of excellence, integrity and work ethic. The combined company’s substantially increased scale will also help generate increased value on the operating side of the business (commercial and technical) and improve our financing cost base for both debt and equity.

We expect that the merger will close in the first half of 2024, subject to regulatory and shareholder approvals and other customary closing conditions. It’s important to state that until the merger concludes, it will remain business as usual with Eagle Bulk and Star Bulk operating as separate and distinct companies.

As such, each vessel will continue to be operated in accordance with Eagle’s Safety Management System and our Policies and Procedures. This covers all aspects of the business including maintenance and repairs, restocking, communications and commercial matters. As always, the ships should continue to be operated safely and efficiently.

For the sake of clarity, given this announcement, there is no change to your employment status or expected future rotation.

Finally, this transaction would not be possible without the hard work and dedication of each and every one on the Eagle Bulk team. Thank you for everything you do on a daily basis and for helping make Eagle Bulk one of the world’s premier dry bulk owners.

We will continue to keep you appraised of developments, but in the meantime feel free to reach out to Director of Technical Management Claus Jensen with any questions you may have.

Best Regards,

Gary Vogel

Chief Executive Officer

Important Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Star Bulk Carriers Corp. (“Star Bulk”) and Eagle Bulk Shipping Inc. (“Eagle”). In connection with the proposed transaction, Star Bulk intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a proxy statement of Eagle that also constitutes a prospectus of Star Bulk. Star Bulk and Eagle may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus, Form F-4 or any other document which Star Bulk or Eagle may file with the SEC. Investors and security holders of Star Bulk and Eagle are urged to read the proxy statement/prospectus, Form F-4 and all other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Star Bulk, Eagle, the transaction and related matters. Investors will be able to obtain free copies of the proxy statement/prospectus and Form F-4 (when available) and other documents filed with the SEC by Star Bulk and Eagle through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Star Bulk will be made available free of charge on Star Bulk’s investor relations website at https://www.starbulk.com/gr/en/ir-overview/. Copies of documents filed with the SEC by Eagle will be made available free of charge on Eagle’s investor relations website at https://ir.eagleships.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Bulk, Eagle and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Eagle securities in connection with the proposed transaction. Information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Form F-4 and proxy statement/prospectus regarding the proposed transaction (when available) and other relevant materials to be filed with the SEC by Star Bulk and Eagle. Information regarding Star Bulk’s directors and executive officers is available in Part I. Item 6. Directors, Senior Management and Employees of Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on March 7, 2023. Information regarding Eagle’s directors and executive officers is available in the sections entitled “Corporate Governance—The Board of Directors” and “Executive Officers” of Eagle’s proxy statement relating to its 2023 annual meeting of shareholders filed with the SEC on April 27, 2023. These documents will be available free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Star Bulk and Eagle have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,”

“plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include without limitation, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Star Bulk’s, Eagle’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of the completion of the proposed transaction. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the proposed transaction; uncertainties as to the approval of Eagle’s shareholders required in connection with the proposed transaction; uncertainties as to the approval and authorization by Eagle’s shareholders of the issuance of common stock of Eagle in connection with Eagle’s convertible notes; the possibility that a competing proposal will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the proposed transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; risks related to the proposed transaction diverting management’s attention from Star Bulk’s and Eagle’s ongoing business operations; the possibility that the expected synergies and value creation from the proposed transaction will not be realized, or will not be realized within the expected time period; risks related to Star Bulk’s ability to successfully integrate Eagle’s operations and employees; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that the anticipated tax treatment of the proposed transaction between Star Bulk and Eagle is not obtained; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the proposed transaction; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in Star Bulk’s and Eagle’s filings with the SEC, including in “Part I. Item 3. Key Information D. Risk Factors” of Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, “Part I. Item 1A. Risk Factors” of Eagle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as updated by the risks described in “Part II. Item 1A. Risk Factors” of Eagle’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023, and Star Bulk’s subsequent current reports on Form 6-K. You can obtain copies of these documents free of charge from the sources indicated above. Neither Star Bulk nor Eagle undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.